ZARGON
ENERGY TRUST

November 15, 2006

06018613

SUPPL

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated November 15, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

BCH/kf

Encl.

FOR IMMEDIATE RELEASE: November 15, 2006

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS NOVEMBER 2006 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of November in the amount of Cdn. $0.18 per trust unit will be paid on December 15, 2006 to unitholders of record on November 30, 2006. The ex-distribution date is November 28, 2006.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.718 million trust units (ZAR.UN) and 2.267 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the November 15, 2006 revised exchange ratio there would be a total of 19.406 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

ZARGON
OIL & GAS LTD.

November 8, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

SEC MAIL RECEIVED PROCESSING
NOV 2006
WASH. D.C. 103 SECTION

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated November 14, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO

BCH/th

Encl.

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Nov 14, 2006.doc

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone **(403) 264-9992** Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

ZARGON

ENERGY TRUST **2006 THIRD QUARTER REPORT**

FINANCIAL & OPERATING HIGHLIGHTS

Zargon Energy Trust is pleased to report its financial results from operations for the third quarter and the nine months ended September 30, 2006. Cash flow from operations was $20.04 million ($1.03 per diluted trust unit) in the 2006 third quarter compared with $22.13 million ($1.14 per diluted trust unit) in the 2006 second quarter and $21.85 million ($1.15 per diluted trust unit) in the 2005 third quarter.

Highlights from the three and nine months ended September 30, 2006 are noted below:

- Third quarter 2006 production averaged 8,194 barrels of oil equivalent per day, two percent below the preceding quarter and an increase of two percent from the corresponding quarter of 2005. Third quarter production volumes declined due to a combination of scheduled and unscheduled third party gas plant maintenance, unpredicted natural gas production declines and second quarter non-core property sales. For the first nine months of 2006, production averaged 8,441 barrels of oil equivalent per day equal to 439 barrels of oil equivalent per day per million trust units outstanding. Compared to the corresponding 2005 period, production volumes increased two percent in 2006 and remained virtually unchanged on a per million trust units basis.

- Revenue and cash flow from operations in the 2006 third quarter declined two percent and nine percent, respectively, from the prior quarter. Relatively stable realized oil prices were offset by a four percent decline in realized natural gas prices from the prior quarter. Cash flow was also impacted by increased operating costs during the quarter as a result of increased seasonal field maintenance activities and some prior period adjustments.

- The Trust declared three monthly cash distributions of $0.18 per trust unit in the third quarter of 2006 for a total of $9.00 million. These cash distributions were equivalent to a payout ratio of 52 percent of the Trust's third quarter cash flow on a diluted trust unit basis and after considering the effect of the exchangeable shares not receiving distributions, the distributions amounted to 45 percent of cash flow from operations. The Trust's third quarter exploration and development capital expenditures increased 50 percent from the prior quarter to $18.64 million as a larger 19.9 net well exploration and exploitation drilling program was conducted. Reflecting this expanded capital program, debt net of working capital (excluding unrealized risk management assets and liabilities) increased to $29.63 million at September 30, 2006 and the Trust's balance sheet remains very strong with debt net of working capital slightly more than four months of the 2006 year-to-date annualized cash flow.

(unaudited)	Three Months Ended September 30, 2006	2005	Percent Change	Nine Months Ended September 30, 2006	2005	Percent Change
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**37.93**	42.47	(11)	**117.54**	112.46	5
Cash flow from operations	**20.04**	21.85	(8)	**64.52**	58.35	11
Cash distributions	**9.00**	7.45	21	**26.85**	20.78	29
Net earnings	**12.31**	6.30	95	**37.45**	17.92	109
Net capital expenditures	**18.99**	13.91	37	**42.96**	35.56	21
Per Unit, Diluted						
Cash flow from operations ($/unit)	**1.03**	1.15	(10)	**3.35**	3.10	8
Net earnings ($/unit)	**0.73**	0.39	87	**2.25**	1.12	101
Cash Distributions ($/trust unit)	**0.54**	0.46	17	**1.62**	1.30	25
Balance Sheet at Period End ($ million)						
Property and equipment, net				**271.14**	242.68	12
Bank debt				**20.71**	11.43	81
Unitholders' equity				**164.55**	140.90	17
Total Units Outstanding at Period End (million)				**19.35**	18.87	3
OPERATING						
Average Daily Production						
Oil and liquids (bbl/d)	**3,704**	3,578	4	**3,810**	3,585	6
Natural gas (mmcf/d)	**26.94**	26.75	1	**27.78**	27.92	(1)
Equivalent (boe/d)	**8,194**	8,036	2	**8,441**	8,239	2
Equivalent per million trust units (boe/d)	**424**	427	(1)	**439**	438	-
Average Selling Price (before the impact of financial risk management contracts)						
Oil and liquids ($/bbl)	**67.75**	65.91	3	**63.44**	56.99	11
Natural gas ($/mcf)	**5.99**	8.44	(29)	**6.80**	7.44	(9)
Wells Drilled, Net	**19.9**	16.2	23	**42.8**	38.1	12
Undeveloped Land at Period End (thousand net acres)				**374**	365	2

Notes: Throughout this report, the calculation of barrels of oil equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. For a further discussion about this term, refer to the Management's Discussion and Analysis section in this report.

Cash flow from operations is a non-GAAP term that represents net earnings except for non-cash items. For a further discussion about this term, refer to the Management's Discussion and Analysis section in this report.

Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

Average daily production per million trust units is calculated using the weighted average number of units outstanding during the period, plus the weighted average number of exchangeable shares outstanding for the period converted at the average exchange ratio for the period.

PRODUCTION [(1)]

Natural gas production volumes in the third quarter of 2006 averaged 26.94 million cubic feet per day, a two percent reduction from the 2006 second quarter and a one percent increase from the 2005 third quarter. During the quarter, West Central Alberta tie-ins were offset by a combination of natural declines, scheduled and unscheduled third party gas plant maintenance and unpredicted production declines from three specific wells in the Greater Highvale area. Consequently, the anticipated natural gas production gains for the quarter did not materialize. During the third quarter, a multi-well development program commenced at the Alberta Plains Jarrow and Hamilton Lake properties and production volumes from these wells plus new volumes from the ongoing West Central Alberta tie-in program should provide modest natural gas production gains for the 2006 fourth quarter.

Oil and liquids production of 3,704 barrels per day in the 2006 third quarter slightly changed from the preceding quarter but showed a four percent increase over the corresponding 2005 quarter. Production volumes held steady as new volumes from four second quarter horizontal wells offset naturally occurring production declines. Over the next few months, oil production volumes are also anticipated to grow modestly as Williston Basin and Alberta Plains horizontal wells are placed on production.

CAPITAL EXPENDITURES [(1)]

Over the last few quarters, Zargon has focused on expanding and strengthening its technical staff in order to efficiently capture the substantial opportunities associated with its existing asset base. With improved access to more competitively priced field services, Zargon embarked on a very active field capital program in the third quarter drilling 23 gross wells (19.9 net wells), a significant increase from the 9.7 net wells and 13.2 net wells drilled in the second and first quarters, respectively. The program resulted in 10.2 net natural gas wells, 6.7 net oil wells, 1.0 net water injection well and 2.0 net dry holes which equated to a 90 percent success ratio.

Highlights of the third quarter drilling program included a natural gas exploration success at Saddle Hills in the West Central Alberta core area, and two successful horizontal oil development wells at the Jarrow and Taber properties in the Alberta Plains core area. Each of these successes is anticipated to lead to multiple follow-up locations in 2007. In the Williston Basin, two horizontal development oil wells and three vertical development wells were drilled to advance the development of the Pinto, Steelman and Weyburn properties. Also, during the quarter three higher risk Williston Basin exploration wells were drilled on a Bakken (Torquay) concept at Frys East. These exploratory wells plus recent fourth quarter exploration successes at Pinto, Saskatchewan will lead to further exploration and development locations this winter.

During the quarter, Zargon commenced its 22.0 net well Viking down-spacing and step-out development program at the Jarrow and Hamilton Lake properties of the Alberta Plains. Initial results are encouraging and the ensuing production gains plus follow-on shallow gas drilling programs are forecast for the first quarter of 2007. In aggregate, for the first nine months of 2006, Zargon drilled 42.8 net wells which consisted of 17.5 net wells in the Alberta Plains, 14.8 net wells in the Williston Basin and 10.5 net wells in the West Central Alberta core areas.

For the 2006 fourth quarter, Zargon will proceed with an active natural gas drilling program comprised of the ongoing multi-well Alberta Plains development program and West Central Alberta exploration at the Highvale, Progress and Hamelin Creek properties. Oil directed drilling will be concentrated in the Williston Basin and will include two horizontal wells at Steelman and Elswick, Saskatchewan; two horizontal re-entries at Haas, North Dakota plus exploration drilling at Pinto and Frys East, Saskatchewan. With this active fourth quarter program, Zargon is forecasting a $63 million capital expenditure program in 2006 that includes the drilling of 75 net wells.

In recent months, the cost of acquiring land at Crown land sales has dropped substantially and accordingly, Zargon has been able to maintain its strong undeveloped land inventory with moderately priced purchases fully offsetting expiries. Zargon's undeveloped land inventory at September 30, 2006 was 374 thousand net acres which is essentially unchanged from the 375 thousand net acres reported at the end of the second quarter.

GUIDANCE [(1)]

In November 2005, Zargon set its 2006 full year production guidance at 8,600 barrels of oil equivalent per day and maintained this guidance level over the subsequent quarters. For the first nine months of 2006, Zargon's production has averaged 8,441 barrels of oil equivalent per day, two percent below guidance levels. The 2006 first quarter was two percent above guidance while the second and third quarters were three and five percent, respectively, below guidance because of identifiable field problems. Field activities in the third quarter and fourth quarter have been expanded and are expected to increase production levels from third quarter lows to fourth quarter average rates of 8,500 barrels of oil equivalent per day which are forecast to be comprised of 3,800 barrels per day of oil and liquids and 28.20 million cubic feet per day of natural gas. With these projected fourth quarter levels, Zargon's 2006 average production volumes would average just over 8,450 barrels of oil equivalent per day, a one percent increase from the 2005 levels of 8,342 barrels of oil equivalent per day, but a two percent decline on a per diluted trust unit basis.

With anticipated positive production growth momentum entering into next year, Zargon is providing preliminary 2007 guidance at 8,750 barrels of oil equivalent per day which is premised on a 2007 exploration and development capital program of $55 million that includes the drilling of 65 net wells. Initially, the allocation of this capital program is forecast to be $23 million to the Alberta Plains, $20 million to the Williston Basin and $12 million to the West Central Alberta core areas. The capital program will focus on Williston Basin oil exploitation, multi-well Alberta Plains natural gas development, selected West Central Alberta gas well development programs and will continue to include a 25 percent exploration component. The 2007 exploration programs will include seismically defined Alberta Plains Mannville targets, selected larger scope Williston Basin exploration concepts and West Central Alberta seismically defined structural and stratigraphic targets. In light of this year's disappointing unexpected declines at certain new West Central Alberta wells, the 2007 budget will emphasize natural gas targets that may deliver lower initial rates but provide a longer life and more predictable production profile.

During the first nine months of 2006, Zargon has maintained a base (sustainable) monthly distribution of $0.18 per trust unit, premised on the underlying assumptions of previous production guidance levels and long term commodity prices of US $55 per barrel (WTI oil), US $8 per mmbtu (NYMEX natural gas) and an $0.87 Cdn./US dollar currency exchange rate. Consistent with 2005, if and when commodity prices exceed these assumptions, Zargon will consider supplemental semi-annual distributions to reach our stated goal of distributing approximately 50 percent of the cash flows attributable to unitholders. In the first nine months of 2006, Zargon distributed 48 percent of the cash flow attributed to the unitholders and has chosen to not make any supplemental distributions. Going forward into 2007, Zargon plans to continue with its base (sustainable) monthly distribution of $0.18 per trust unit which is premised on the current 2007 production guidance levels, positive contributions from current hedging contracts and the long term commodity price assumptions of US $55 per barrel (WTI oil), an $0.87 Cdn./US dollar currency exchange rate and a now reduced US $7.50 per mmbtu (NYMEX natural gas) price.

As in the past, production guidance levels do not include an allowance for property or corporate acquisitions that would be funded on an opportunistic basis by bank debt or possibly equity issues. In recent weeks, the combined effects of lower natural gas and oil commodity prices and the recently announced proposed changes to the Canadian income trust tax rules after 2010 may have negatively impacted the Canadian oil and gas trust industry's access to new capital from debt and equity markets. If this condition persists, reduced price and competition levels might be observed for Crown land purchases, property acquisitions and small corporate acquisitions. With its very low debt levels, Zargon is well positioned to participate in these acquisition markets if value opportunities can be sourced.

(1) Please see comments on "Forward-Looking Statements" in the Management's Discussion and Analysis section in this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 and the audited consolidated financial statements and MD&A for the year ended December 31, 2005. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust.

In the MD&A, reserves and production are commonly stated in barrels of oil equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalent at the wellhead.

The following are descriptions of non-GAAP measures used in this MD&A:

- *The MD&A contains the term "cash flow from operations" ("cash flow"), which should not be considered an alternative to or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. This term does not have any standardized meaning as prescribed by GAAP and therefore, the Trust's determination of cash flow from operations may not be comparable to that reported by other trusts. The reconciliation between net earnings and cash flow from operations can be found in the unaudited interim consolidated statements of cash flows in the unaudited interim consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. It is also used by research analysts to value and compare oil and gas trusts, and it is frequently included in published research when providing investment recommendations. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.*

- *Payout ratio equals cash distributions as a percentage of cash flow for the period. Payout ratio is a useful measure used by management to analyze the Trust's efficiency and sustainability.*

- *The Trust also uses the term "debt net of working capital". Debt net of working capital as presented does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable with the calculation of similar measures for other entities. Debt net of working capital as used by the Trust is calculated as bank debt and any working capital deficit excluding the current portion of unrealized risk management assets and liabilities.*

- *Operating netbacks equal total petroleum and natural gas revenue per boe plus realized risk management gains per boe, less realized risk management losses per boe, royalties per boe and production costs per boe. Operating netbacks are a useful measure to compare the Trust's operations with those of its peers.*

- *Cash flow netbacks per boe are calculated as operating netbacks less general and administrative expenses per boe, interest and financing charges per boe and capital and current income taxes per boe. Cash flow netbacks are a useful measure to compare the Trust's operations with those of its peers.*

References to "production volumes" or "production" in this MD&A refer to sales volumes.

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this report are as of November 13, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims, except as required by law, any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This MD&A has been prepared as of November 13, 2006.

SUMMARY OF SIGNIFICANT EVENTS IN THE THIRD QUARTER

- During the third quarter of 2006, the Trust realized cash flow from operations of $20.04 million and declared total distributions of $9.00 million ($0.54 per trust unit) to unitholders, resulting in a quarterly payout ratio of 45 percent of cash flow or 52 percent on a per diluted trust unit basis. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Average field prices received (before the impact of financial risk management contracts) for oil and liquids remained relatively unchanged at $67.75 per barrel compared to the second quarter of 2006 and prices received for natural gas declined to $5.99 per thousand cubic feet, a four percent decline from the second quarter of 2006. Third quarter production volumes were 8,194 barrels of oil equivalent per day, a two percent decline from the second quarter production levels.

- During the third quarter of 2006, the Trust drilled 23 gross wells (19.9 net) with a 90 percent success rate. Total net capital expenditures were $18.99 million for the quarter compared to $8.78 million for the prior quarter which included $4.20 million of property dispositions.

- The Trust continues to maintain a strong balance sheet with a combined debt net of working capital (excluding unrealized risk management assets and liabilities) of $29.63 million, which represents slightly more than four months of the 2006 year-to-date annualized cash flow.

FINANCIAL ANALYSIS

Third quarter 2006 revenue of $37.93 million was two percent below the $38.66 million in the second quarter of 2006 and 11 percent below the $42.47 million in the third quarter of 2005. A four percent decrease in natural gas prices and a two percent decline in production volumes from the previous quarter were the primary reasons for the lower revenues. Third quarter 2006 realized oil and liquids prices averaged $67.75 per barrel before the impact of financial risk management contracts and were relatively unchanged from the preceding quarter's $67.47 per barrel and were three percent higher than the $65.91 per barrel recorded in the 2005 third quarter. Zargon's crude oil field price differential from the Edmonton par price increased to $11.33 per barrel in the third quarter of 2006 compared to $11.08 per barrel in the second quarter of 2006. Natural gas prices received averaged $5.99 per thousand cubic feet before the impact of financial risk management contracts in the third quarter of 2006, a decrease of 29 percent from the 2005 third quarter prices received and a four percent decline from the preceding quarter levels. In 2006, Zargon has realized a small non-recurring premium to the benchmark AECO average daily price due to a combination of fixed price physical contracts (see note 11 to the interim unaudited consolidated financial statements) and from the impact of Zargon receiving AECO monthly index pricing for approximately 21 percent of its natural gas production.

Pricing

Average For The Period	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	Percent Change	**2006**	2005	Percent Change
Natural Gas:						
NYMEX average daily spot price ($US/mmbtu)	**6.06**	9.94	(39)	**6.77**	7.77	(13)
AECO average daily spot price ($Cdn/mmbtu)	**5.65**	9.37	(40)	**6.40**	7.88	(19)
Realized price ($Cdn/mcf) [(1)]	**5.99**	8.44	(29)	**6.80**	7.44	(9)
Crude Oil:						
WTI ($US/bbl)	**70.48**	63.19	12	**68.22**	55.40	23
Edmonton par price ($Cdn/bbl)	**79.08**	76.51	3	**75.53**	67.91	11
Realized price ($Cdn/bbl) [(1)]	**67.75**	65.91	3	**63.44**	56.99	11

(1) Amounts are before the impact of financial risk management contracts.

Natural gas production volumes decreased by two percent in the third quarter of 2006 to 26.94 million cubic feet per day from 27.44 million cubic feet per day in the second quarter of 2006 and were one percent higher than the 2005 third quarter. Oil and liquids production during the third quarter of 2006 was 3,704 barrels per day which is one percent below the 2006 second quarter rate of 3,748 barrels per day and four percent above the third quarter of 2005 level. The year-over-year increase in oil and liquids production is primarily due to the effect of successful ongoing Williston Basin core area exploitation drilling programs. On a barrel of oil equivalent basis, Zargon produced 8,194 barrels of oil equivalent per day in the third quarter of 2006, which represents a two percent decrease from the 8,322 barrels of oil equivalent per day in the second quarter of 2006 and a two percent increase when compared to the third quarter of 2005. The third quarter production declines were due to a combination of scheduled and unscheduled third party gas plant maintenance, unpredicted natural gas production declines and second quarter non-core property sales.

Production by Core Area

	Three Months Ended September 30,					
	2006			2005		
	Oil and Liquids (bbl/d)	**Natural Gas (mmcf/d)**	**Equivalents (boe/d)**	Oil and Liquids (bbl/d)	Natural Gas (mmcf/d)	Equivalents (boe/d)
Alberta Plains	**484**	**18.92**	**3,637**	531	18.47	3,608
West Central Alberta	**162**	**7.81**	**1,464**	211	8.06	1,556
Williston Basin	**3,058**	**0.21**	**3,093**	2,836	0.22	2,872
	3,704	**26.94**	**8,194**	3,578	26.75	8,036

	Nine Months Ended September 30,					
	2006			2005		
	Oil and Liquids (bbl/d)	**Natural Gas (mmcf/d)**	**Equivalents (boe/d)**	Oil and Liquids (bbl/d)	Natural Gas (mmcf/d)	Equivalents (boe/d)
Alberta Plains	**511**	**19.19**	**3,710**	556	19.19	3,754
West Central Alberta	**176**	**8.37**	**1,571**	206	8.48	1,620
Williston Basin	**3,123**	**0.22**	**3,160**	2,823	0.25	2,865
	3,810	**27.78**	**8,441**	3,585	27.92	8,239

Zargon's commodity price risk management policy, which is approved by the Board of Directors, allows the use of forward sales and costless collars for a targeted range of 20 to 35 percent of oil and natural gas working interest production in order to partially offset the effects of large commodity price fluctuations. Financial risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust monitored these contracts in determining the continuation of hedge effectiveness. As at June 30, 2006, all designated hedge contracts had expired. For the designated hedge contracts, realized gains and losses were recorded in the statement of earnings as the contracts settled and no unrealized gain or loss was recognized. For financial risk management contracts entered into after December 31, 2004, the Trust considers these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for these contracts, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at the period end.

Specifically, in the 2006 third quarter, relatively high and stable oil prices were more than offset by declining natural gas prices and as a result the net realized financial risk management gain totalled $0.34 million (consisting of a $1.32 million realized gain on natural gas contracts less a $0.98 million loss on oil contracts) that compares to a $0.71 million realized net loss in the second quarter of 2006 and a $2.62 million realized net loss in the third quarter of 2005. The 2006 third quarter unrealized risk management gains resulted from oil contract gains ($5.30 million) and by unrealized risk management natural gas contract gains ($0.97 million) providing a total gain of $6.27 million for the quarter which compares to a net nominal charge for the 2006 second quarter and a net $5.30 million loss in the third quarter of 2005. These unrealized risk management

gains or losses are generated by the change over the reporting period in the mark-to-market valuation of Zargon's future contracts. Zargon's commodity risk management positions are fully described in note 11 to the unaudited consolidated interim financial statements.

Royalties, inclusive of the Alberta Royalty Credit and the Saskatchewan Resource Surcharge, totalled $8.48 million for the third quarter of 2006, an increase of five percent from the $8.09 million preceding quarter expense and a decrease of 13 percent from $9.78 million in the third quarter of 2005. The variations generally track changes in production, prices and volumes. As a percentage of gross revenue, royalty rates moved in a relatively narrow range from 23.0 percent in the third quarter of 2005 to 20.9 percent in the second quarter of 2006 and 22.3 percent in the third quarter of 2006. The lower effective royalty rates in the 2006 second quarter were a result of adjustments to prior periods. Recent lower than expected royalty rates are also due to the effect of revenue gains Zargon has achieved due to fixed price and monthly index physical contracts. Going forward, Zargon expects that its royalty rate will approximate 23 percent for the next few quarters. During the third quarter of 2006, the Alberta provincial government announced the elimination of the Alberta Royalty Credit effective January 1, 2007. The estimated impact of this announcement is an increase of royalty expense of approximately $0.50 million per year for fiscal years commencing in 2007.

On a unit of production basis, production costs of $9.26 per barrel of oil equivalent in the third quarter of 2006 compares with $7.67 per barrel of oil equivalent in the preceding quarter and $8.52 per barrel of oil equivalent in the third quarter of 2005. The large increase in the 2006 third quarter costs relate to adjustments to prior periods ($0.41 per barrel of oil equivalent), a seasonally active summer maintenance and workover field program, increased water handling costs for selected West Central Alberta natural gas wells, and the industry-wide trend of increased unit operating costs. For the first nine months of 2006, Zargon's operating costs have averaged $8.15 per barrel of oil equivalent, a two percent increase over the prior year's average cost of $7.97 per barrel of oil equivalent. Despite continued efforts to contain the industry-wide trend of increasing operating costs, Zargon anticipates that production costs will average around $8.50 per barrel of oil equivalent for the next few quarters.

Operating Netbacks

	Three Months Ended September 30,			
	2006		2005	
	Oil and Liquids ($/bbl)	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**67.75**	**5.99**	65.91	8.44
Realized risk management gain/(loss)	**(2.88)**	**0.53**	(5.58)	(0.32)
Royalties	**(15.77)**	**(1.26)**	(14.47)	(2.04)
Production costs	**(12.71)**	**(1.07)**	(11.74)	(0.99)
Operating netbacks	**36.39**	**4.19**	34.12	5.09

	Nine Months Ended September 30,			
	2006		2005	
	Oil and Liquids ($/bbl)	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**63.44**	**6.80**	56.99	7.44
Realized risk management gain/(loss)	**(4.04)**	**0.32**	(3.76)	(0.13)
Royalties	**(14.26)**	**(1.42)**	(12.72)	(1.74)
Production costs	**(11.00)**	**(0.97)**	(10.64)	(0.99)
Operating netbacks	**34.14**	**4.73**	29.87	4.58

Measured on a unit of production basis (net of recoveries), general and administrative expenses were $2.14 per barrel of oil equivalent in the first nine months of 2006 compared to $1.80 in the first nine months of 2005 and $1.99 for the twelve month period of 2005. The increase in general and administrative expenses on a per unit of production basis are primarily due to increased technical staff and related costs.

Expensing of unit-based compensation in the first nine months of 2006 was $1.23 million, an 88 percent increase from the first nine months of 2005. The increase is a result of unit-right grants which generally occur on a quarterly basis.

Zargon's borrowings are through its syndicated bank credit facilities. Interest and financing charges on these facilities in the third quarter were $0.37 million, $0.01 million lower than the previous quarter amount of $0.38 million and an increase of $0.20 million from $0.17 million in the third quarter of 2005. This year-over-year increase is primarily due to a combination of higher 2006 average bank debt levels and higher effective interest rates. As noted in the prior quarter, on June 30, 2006, Zargon amended and renewed its syndicated committed credit facilities, which resulted in an increase in the available facilities and borrowing base to $100 million from the previous amount of $80 million. The next renewal date is July 31, 2007.

Capital and current taxes for the 2006 third quarter were $0.45 million, primarily relating to United States operations, where increased taxable income is resulting in higher United States taxes. When compared to prior periods, capital and current income taxes increased $0.34 million over the 2006 second quarter and increased $0.21 million relative to the third quarter of 2005. In the second quarter of 2006, Zargon's consolidated capital and current income taxes had declined as a result of declining rates and a prior year's $0.28 million recovery of Canadian capital taxes. Additionally, in the 2006 second quarter the Canadian federal government substantively enacted legislation to eliminate the federal capital tax effective January 1, 2006. As a result of these changes, the federal capital taxes recorded in the 2006 first quarter were eliminated in the 2006 second quarter. Tax pools as at September 30, 2006 are estimated to be approximately $100 million which represents an increase from the comparable $90 million of tax pools available to Zargon at December 31, 2005.

On October 31, 2006, the Federal Government announced tax proposals pertaining to taxation of distributions paid by trusts and the personal tax treatment of trust distributions. Currently, the Trust does not pay tax on distributions as tax is paid by the unitholders. If enacted, the proposals would result in taxation of distributions at the Trust level at a rate of 31.5 percent effective January 1, 2011. As the proposals are not yet enacted, there was no impact on the results of the Trust for the period ended September 30, 2006. The Trust is currently assessing the proposals and the potential implications to the Trust.

Trust Netbacks

($/boe)	Three Months Ended September 30, 2006	2005	Nine Months Ended September 30, 2006	2005
Petroleum and natural gas revenue	**50.32**	57.45	**51.01**	50.00
Realized risk management gain/(loss)	**0.45**	(3.54)	**(0.75)**	(2.06)
Royalties	**(11.25)**	(13.23)	**(11.10)**	(11.45)
Production costs	**(9.26)**	(8.52)	**(8.15)**	(7.97)
Operating netbacks	**30.26**	32.16	**31.01**	28.52
General and administrative	**(2.60)**	(2.04)	**(2.14)**	(1.80)
Interest and financing charges	**(0.49)**	(0.23)	**(0.46)**	(0.25)
Capital and current income taxes	**(0.59)**	(0.33)	**(0.41)**	(0.53)
Cash flow netbacks	**26.58**	29.56	**28.00**	25.94
Depletion and depreciation	**(13.48)**	(12.61)	**(13.14)**	(12.06)
Unrealized risk management gain/(loss)	**8.31**	(7.17)	**3.80**	(3.85)
Accretion of asset retirement obligations	**(0.40)**	(0.41)	**(0.40)**	(0.40)
Unit-based compensation	**(0.73)**	(0.25)	**(0.54)**	(0.29)
Unrealized foreign exchange gain	-	0.50	**0.18**	0.10
Future income taxes recovery/(expense)	**(1.56)**	0.31	**0.88**	(0.06)
Earnings before non-controlling interest	**18.72**	9.93	**18.78**	9.38

Depletion and depreciation expense for the third quarter of 2006 increased two percent to $10.16 million, compared to $9.92 million in the prior quarter and increased nine percent when compared to the third quarter 2005 expense of $9.32 million. On a per barrel of oil equivalent basis, the depletion and depreciation rates were $13.48, $13.10 and $12.61 for the third and second quarters of 2006 and the third quarter of 2005, respectively. The primary reasons for the year-over-year expense increase are due to the increase in the property and equipment balance from normal operations, from the conversion of exchangeable shares due to the application of EIC-151 and also as a result of prior quarter production losses and the related reserve adjustments for wells in the West Central Alberta core area.

The provision for accretion of asset retirement obligations for the first nine months of 2006 was $0.93 million, a four percent increase compared to the first nine months of 2005. The year-over-year change is due to changes in the estimated future liability for asset retirement obligations as a result of wells added through Zargon's drilling program.

The provision for future taxes for the third quarter of 2006 was $1.17 million when compared to a recovery of $3.42 million in the prior quarter and a recovery of $0.23 million in the third quarter of 2005. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust and consequently it is anticipated that Zargon's effective tax rate will continue to be low. The first nine months of 2006 includes a second quarter recovery of $6.01 million relating to a reduction in future federal and provincial income tax rates substantively enacted during the 2006 second quarter and includes the impact of certain tax balance adjustments. In addition to the effect of prior quarter tax rate adjustments, the 2006 third quarter increase in future taxes is also a result of the increase in unrealized risk management gains.

According to the January 19, 2005 CICA pronouncement, EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts", Zargon Energy Trust must reflect the exchangeable securities issued by its subsidiary (Zargon Oil & Gas Ltd.) as a non-controlling interest. Prior to 2005, these exchangeable shares were reflected as a component of unitholders' equity. Accordingly, the Trust has reflected a non-controlling interest of $17.60 million on the Trust's consolidated balance sheet as at September 30, 2006. Consolidated net earnings have been reduced for net earnings attributable to the non-controlling interest of $1.80 million in the third quarter of 2006. In accordance with EIC-151 and given the circumstances in Zargon's case, each

exchangeable share redemption is accounted for as a step-purchase, which in the third quarter of 2006 resulted in an increase in property and equipment of $0.59 million, an increase in unitholders' equity by $0.57 million and an increase in future income tax liability of $0.15 million. Cash flow was not impacted by this change. The cumulative impact to date of the application of EIC-151 has been to increase property and equipment by $41.06 million, unitholders' equity and non-controlling interest by $44.02 million, future income tax liability by $10.74 million and an allocation of net earnings to exchangeable shareholders' of $13.70 million.

Cash flow from operations in the 2006 third quarter of $20.04 million was $2.09 million, or nine percent lower than the preceding quarter and $1.82 million or eight percent lower than the prior year third quarter. The decline in cash flow from the preceding quarter was primarily due to increased production costs and general and administrative costs, but was also as a result of declining natural gas prices received. Compared to the prior year third quarter, a 12 percent decline in commodity prices was only partially offset by a two percent increase in production volumes. Cash flow on a per diluted trust unit basis was $1.03 for the third quarter of 2006, a 10 percent decrease from both the prior quarter and the 2005 third quarter.

Net earnings of $12.31 million for the 2006 third quarter were seven percent below $13.22 million in the preceding quarter and 96 percent above $6.30 million in the third quarter of 2005. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges, which in the 2006 period include depletion and depreciation, unrealized risk management gains/losses, future income taxes/recoveries and non-controlling interest.

Capital Expenditures

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
($ million)	**2006**	2005	**2006**	2005
Undeveloped land	**0.78**	0.58	**3.68**	2.31
Geological and geophysical (seismic)	**1.02**	1.06	**2.87**	2.53
Drilling and completion of wells	**13.14**	10.10	**28.60**	23.25
Well equipment and facilities	**3.70**	3.39	**11.07**	7.35
Exploration and development	**18.64**	15.13	**46.22**	35.44
Property acquisitions	**0.36**	1.06	**1.25**	2.40
Property dispositions	**(0.01)**	(2.28)	**(4.51)**	(2.28)
Net property acquisitions/(dispositions)	**0.35**	(1.22)	**(3.26)**	0.12
Total net capital expenditures	**18.99**	13.91	**42.96**	35.56

LIQUIDITY AND CAPITAL RESOURCES

Net capital expenditures of $42.96 million in the first nine months of 2006 were 21 percent higher than the first nine months of 2005, reflecting an active field program of 50 gross (42.8 net) wells compared to 43 gross (38.1 net) wells in the first nine months of 2005. Net capital expenditures for the first nine months of 2006 were allocated to Alberta Plains – $15.21 million, West Central Alberta – $13.75 million and Williston Basin – $14.00 million. Drilling and completion expenses of $28.60 million were 23 percent higher than the prior year's nine month amount of $23.25 million. During the third quarter of 2006, 19.9 net wells were drilled compared to 9.7 net wells in the second quarter of 2006 and 16.2 net wells in the third quarter of 2005. Cash flow from operations in the 2006 first nine months of $64.52 million, proceeds from the exercise of trust unit rights of $3.61 million and the increase in bank debt of $10.37 million funded the capital program, the changes in working capital and the cash distributions to the unitholders. At September 30, 2006, the Trust continues to maintain a strong balance sheet with a combined debt net of working capital (excluding unrealized risk management assets and liabilities) of $29.63 million, as compared to $21.83 million at the end of the 2006 second quarter, which represents slightly more than four months of the 2006 year-to-date annualized cash flow.

The recently announced changes to the Canadian income trust tax rules after 2010 may have negatively impacted the Canadian oil and gas trust industry's access to new capital from debt and equity markets in the near future. Zargon's strategy of reinvesting approximately 50 percent of its cash flows as well as the ability to access its recently increased revolving credit facilities can mitigate the potential negative impact on capital markets of the recent tax announcement on Zargon's sustainability strategies.

At November 13, 2006, Zargon Energy Trust had 16.718 million trust units and 2.267 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective November 13, 2006 exchange ratio of 1.17942, there would be 19.392 million trust units outstanding. Pursuant to the trust unit rights incentive plan there are currently an additional 1.097 million trust unit incentive rights issued and outstanding.

Capital Sources

	Three Months Ended September 30,		Nine Months Ended September 30,	
($ million)	**2006**	2005	**2006**	2005
Cash flow from operations	**20.04**	21.85	**64.52**	58.35
Changes in working capital and other	**5.06**	2.48	**(8.69)**	(1.34)
Change in bank debt	**2.58**	(4.09)	**10.37**	(2.80)
Cash distributions to unitholders	**(9.00)**	(7.45)	**(26.85)**	(20.78)
Issuance of trust units	**0.31**	1.12	**3.61**	2.13
Total capital sources	**18.99**	13.91	**42.96**	35.56

OUTLOOK

With a very strong balance sheet, 374 thousand net acres of undeveloped land and a promising internally generated project inventory, Zargon continues to be well positioned to meet its objectives as a sustainable trust. For 2007, Zargon is forecasting an average production rate of 8,750 barrels of oil equivalent per day which is premised on a 2007 exploration and development capital program of $55 million. Consistent with its history, the Trust will adhere to a focused strategy of exploring and exploiting its existing asset base while executing value-added property acquisitions, which if available, would be funded by bank debt or equity issues.

SUMMARY OF QUARTERLY RESULTS

	2006		
	Q1	Q2	**Q3**
Petroleum and natural gas revenue ($ million)	40.94	38.66	**37.93**
Net earnings ($ million)	11.92	13.22	**12.31**
Net earnings per diluted unit ($)	0.72	0.79	**0.73**
Cash flow ($ million)	22.35	22.13	**20.04**
Cash flow per diluted unit ($)	1.17	1.14	**1.03**
Cash distributions ($ million)	8.89	8.96	**9.00**
Cash distributions declared per unit ($)	0.54	0.54	**0.54**
Net capital expenditures ($ million)	15.19	8.78	**18.99**
Total assets ($ million)	282.35	283.86	**294.14**
Bank debt ($ million)	26.64	18.14	**20.71**
Average daily production (boe)	8,812	8,322	**8,194**
Average realized commodity price before the impact of financial risk management contracts ($/boe)	51.63	51.06	**50.32**
Cash flow netback ($/boe)	28.18	29.22	**26.58**

	2005			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	34.12	35.87	42.47	50.26
Net earnings ($ million)	5.14	6.48	6.30	17.45
Net earnings per diluted unit ($)	0.32	0.41	0.39	1.06
Cash flow ($ million)	17.48	19.01	21.85	26.62
Cash flow per diluted unit ($)	0.93	1.01	1.15	1.40
Cash distributions ($ million)	6.60	6.73	7.45	16.66
Cash distributions declared per unit ($)	0.42	0.42	0.46	1.02
Net capital expenditures ($ million) (1)	10.69	10.96	13.91	19.12
Total assets ($ million)	245.20	253.75	264.44	277.86
Bank debt ($ million)	18.23	15.52	11.43	10.34
Average daily production (boe)	8,446	8,238	8,036	8,651
Average realized commodity price before the impact of financial risk management contracts ($/boe)	44.90	47.85	57.45	63.15
Cash flow netback ($/boe)	23.01	25.36	29.56	33.45

	2004			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	27.70	30.96	32.41	32.90
Net earnings ($ million) (2)	5.54	5.54	4.22	5.33
Net earnings per diluted unit ($) (2)	0.30	0.29	0.28	0.34
Cash flow ($ million)	15.73	16.53	16.13	15.36
Cash flow per diluted unit ($)	0.84	0.88	0.87	0.82
Cash distributions ($ million)	-	-	4.27	6.43
Cash distributions declared per unit ($)	-	-	0.28	0.42
Net capital expenditures ($ million)	9.77	7.61	23.64	15.25
Total assets ($ million) (2)	186.18	189.80	215.23	226.96
Bank debt ($ million)	3.67	-	9.77	14.23
Average daily production (boe)	7,889	8,150	8,405	8,440
Average realized commodity price before the impact of financial risk management contracts ($/boe)	38.59	41.75	41.91	42.36
Cash flow netback ($/boe)	21.91	22.28	20.86	19.78

(1) Amounts include capital expenditures acquired for cash and equity issuances.

(2) Certain comparative period numbers reflect retroactive restatements due to changes in accounting policies.

ADDITIONAL INFORMATION

Additional information regarding the Trust and its business operations, including the Trust's Annual Information Form for December 31, 2005, is available on the Trust's SEDAR profile at www.sedar.com.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
November 13, 2006

ZARGON ENERGY TRUST

CONSOLIDATED BALANCE SHEETS

(unaudited) ($ thousand)	**September 30, 2006**	December 31, 2005
ASSETS *(note 4)*		
Current		
Accounts receivable	**14,326**	21,835
Prepaid expenses and deposits	**2,915**	2,710
Unrealized risk management asset *(note 11)*	**5,760**	-
	23,001	24,545
Property and equipment, net *(note 3)*	**271,142**	253,315
	294,143	277,860
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**23,157**	30,570
Cash distributions payable	**3,004**	11,122
Unrealized risk management liability *(note 11)*	**767**	3,756
	26,928	45,448
Long term debt *(note 4)*	**20,712**	10,339
Asset retirement obligations *(note 5)*	**16,585**	15,859
Future income taxes *(note 7)*	**47,763**	48,928
	111,988	120,574
NON-CONTROLLING INTEREST		
Exchangeable shares *(note 2)*	**17,604**	12,673
UNITHOLDERS' EQUITY		
Unitholders' capital *(note 6)*	**80,382**	71,644
Contributed surplus *(note 6)*	**1,949**	1,347
Accumulated earnings	**157,214**	119,768
Accumulated cash distributions *(note 13)*	**(74,994)**	(48,146)
	164,551	144,613
	294,143	277,860

See accompanying notes.

ZARGON ENERGY TRUST

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

(unaudited) ($ thousand, except per unit amounts)	Three Months Ended September 30, 2006	2005	Nine Months Ended September 30, 2006	2005
REVENUE				
Petroleum and natural gas revenue	**37,934**	42,468	**117,541**	112,460
Unrealized risk management gain/(loss) *(note 11)*	**6,267**	(5,299)	**8,749**	(8,650)
Realized risk management gain/(loss) *(note 11)*	**338**	(2,618)	**(1,731)**	(4,637)
Royalties	**(8,478)**	(9,781)	**(25,588)**	(25,727)
	36,061	24,770	**98,971**	73,446
EXPENSES				
Production	**6,980**	6,298	**18,779**	17,931
General and administrative	**1,957**	1,505	**4,924**	4,059
Unit-based compensation *(note 6)*	**549**	185	**1,234**	658
Interest and financing charges	**374**	171	**1,060**	555
Unrealized foreign exchange gain	**-**	(369)	**(422)**	(218)
Accretion of asset retirement obligations *(note 5)*	**308**	301	**930**	893
Depletion and depreciation	**10,161**	9,324	**30,275**	27,125
	20,329	17,415	**56,780**	51,003
EARNINGS BEFORE INCOME TAXES	**15,732**	7,355	**42,191**	22,443
INCOME TAXES *(note 7)*				
Current	**446**	241	**944**	1,200
Future (recovery)	**1,172**	(232)	**(2,037)**	145
	1,618	9	**(1,093)**	1,345
EARNINGS FOR THE PERIOD BEFORE NON-CONTROLLING INTEREST	**14,114**	7,346	**43,284**	21,098
Non-controlling interest – exchangeable shares *(note 2)*	**(1,804)**	(1,051)	**(5,838)**	(3,181)
NET EARNINGS FOR THE PERIOD	**12,310**	6,295	**37,446**	17,917
ACCUMULATED EARNINGS, BEGINNING OF PERIOD	**144,904**	96,021	**119,768**	84,399
ACCUMULATED EARNINGS, END OF PERIOD	**157,214**	102,316	**157,214**	102,316
NET EARNINGS PER UNIT *(note 8)*				
Basic	**0.74**	0.39	**2.26**	1.13
Diluted	**0.73**	0.39	**2.25**	1.12

See accompanying notes.

ZARGON ENERGY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) ($ thousand)	Three Months Ended September 30, 2006	2005	Nine Months Ended September 30, 2006	2005
OPERATING ACTIVITIES				
Net earnings for the period	**12,310**	6,295	**37,446**	17,917
Add (deduct) non-cash items:				
Non-controlling interest – exchangeable shares	**1,804**	1,051	**5,838**	3,181
Unrealized risk management (gain)/loss	**(6,267)**	5,299	**(8,749)**	8,650
Depletion and depreciation	**10,161**	9,324	**30,275**	27,125
Accretion of asset retirement obligations	**308**	301	**930**	893
Unit-based compensation	**549**	185	**1,234**	658
Unrealized foreign exchange gain	**-**	(369)	**(422)**	(218)
Future income taxes (recovery)	**1,172**	(232)	**(2,037)**	145
	20,037	21,854	**64,515**	58,351
Asset retirement expenditures	**(164)**	(151)	**(458)**	(372)
Changes in non-cash working capital	**4,795**	(655)	**1,399**	(886)
	24,668	21,048	**65,456**	57,093
FINANCING ACTIVITIES				
Advances (repayment) of bank debt	**2,576**	(4,093)	**10,373**	(2,801)
Cash distributions to unitholders	**(9,003)**	(7,448)	**(26,848)**	(20,784)
Exercise of unit rights	**313**	1,122	**3,607**	2,130
Changes in non-cash working capital	**5**	342	**(8,118)**	453
	(6,109)	(10,077)	**(20,986)**	(21,002)
INVESTING ACTIVITIES				
Additions to property and equipment	**(18,995)**	(16,192)	**(47,466)**	(37,842)
Proceeds on disposal of property and equipment	**10**	2,284	**4,510**	2,284
Changes in non-cash working capital	**426**	2,937	**(1,514)**	(533)
	(18,559)	(10,971)	**(44,470)**	(36,091)
CHANGE IN CASH, AND CASH END OF PERIOD	**-**	-	**-**	-

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2006 and 2005 (unaudited)

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon Energy Trust (the "Trust" or "Zargon") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required in the annual consolidated financial statements. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Energy Trust annual report for the year ended December 31, 2005.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas in Canada and the United States ("US").

2. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the nine months ended September 30, 2006, a total of 0.13 million exchangeable shares were converted into 0.15 million trust units based on the exchange ratio at the time of conversion. At September 30, 2006, the exchange ratio was 1.17264 trust units per exchangeable share.

Non-Controlling Interest – Exchangeable Shares

	Nine Months Ended September 30, 2006	
(thousand, except exchange ratio)	Number of Shares	Amount ($)
Non-controlling interest exchangeable shares issued		
Balance, beginning of period	2,402	12,673
Earnings attributable to non-controlling interest	-	5,838
Exchanged for trust units at book value and including earnings attributed since beginning of period	(130)	(907)
Balance, end of period	2,272	17,604
Exchange ratio, end of period	1.17264	
Trust units issuable upon conversion of exchangeable shares, end of period	2,664	

Per EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts", if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

The effect of EIC-151 on Zargon's unitholders' capital and exchangeable shares is as follows:

($ thousand)	Zargon Energy Trust Units	Zargon Oil & Gas Ltd. Exchangeable Shares	Total
Balance, beginning of period	71,644	12,673	84,317
Issued on redemption of exchangeable shares at book value	319	(319)	-
Effect of EIC-151	4,180	5,250	9,430
Unit-based compensation recognized on exercise of unit rights	632	-	632
Unit rights exercised for cash	3,607	-	3,607
Balance at September 30, 2006	80,382	17,604	97,986

3. PROPERTY AND EQUIPMENT

	September 30, 2006		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment(1)	436,879	165,737	271,142

	December 31, 2005		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment(1)	388,777	135,462	253,315

(1) As a result of shareholders redeeming exchangeable shares, property and equipment has cumulatively increased $41.06 million, $4.85 million relating to the first nine months of 2006, $24.93 million relating to 2005 and $11.28 million relating to 2004. The effect of these increases has resulted in additional depletion and depreciation expense recorded in the first nine months of 2006 of $4.11 million and $3.72 million for the same period in 2005.

4. LONG TERM DEBT

On June 30, 2006, Zargon amended and renewed its syndicated committed credit facilities, the result of which is an increase in the available facilities and borrowing base to $100 million from the previous amount of $80 million. These facilities consist of an $80 million tranche available to the Canadian borrower and a US $15 million tranche available to the US borrower. A $150 million demand debenture on the assets of the subsidiaries of the Trust has been provided as security for these facilities. The facilities are fully revolving for a 364 day period with the provision for an annual extension at the option of the lenders and upon notice from Zargon's management. The next renewal

date is July 31, 2007. Should the facilities not be renewed, they convert to one year non-revolving term facilities at the end of the revolving 364 day period. Repayment would not be required until the end of the non-revolving term, and as such, these facilities have been classified as long term debt.

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles Zargon's asset retirement obligation:

	Nine Months Ended September 30,	
($ thousand)	**2006**	2005
Balance, beginning of period	**15,859**	14,390
Net liabilities incurred	**294**	526
Liabilities settled	**(458)**	(372)
Accretion expense	**930**	893
Foreign exchange	**(40)**	(34)
Balance, end of period	**16,585**	15,403

6. UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of voting trust units.

Trust Units	**Nine Months Ended September 30, 2006**	
(thousand)	**Number of Units**	**Amount ($)**
Units issued		
Balance, beginning of period	**16,355**	**71,644**
Unit rights exercised for cash	**185**	**3,607**
Unit-based compensation recognized on exercise of unit rights	**-**	**632**
Issued on conversion of exchangeable shares	**149**	**4,499**
Balance, end of period	**16,689**	**80,382**

The proforma total units outstanding at September 30, 2006, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving effect to the exchange ratio at the end of the period (see note 2) is 19.353 million units.

The following table summarizes information about the Trust's contributed surplus account:

Contributed Surplus

($ thousand)	**Nine Months Ended September 30, 2006**
Balance, beginning of period	**1,347**
Unit-based compensation expense	**1,234**
Unit-based compensation recognized on exercise of unit rights	**(632)**
Balance, end of period	**1,949**

Trust Unit Rights Incentive Plan and Unit-Based Compensation

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise, the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Arrangement. Rights granted under the Plan generally vest over a three-year period and expire approximately five years from the grant date. Zargon uses a fair value methodology to value the unit rights grants.

The weighted average assumptions made for unit rights granted for 2006 include a volatility factor of expected market price of 26.64 percent, a risk-free interest rate of 4.11 percent, a dividend yield of 6.89 percent and an expected life of the unit rights of four years, resulting in unit-based compensation expense of $1.23 million for the nine months ended September 30, 2006.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

The following table summarizes information about the Trust's unit rights:

	Nine Months Ended September 30, 2006	
	Number of Unit Rights (thousand)	**Weighted Average Exercise Price ($/unit right)**
Outstanding at beginning of period	**915**	**22.80**
Unit rights granted	**382**	**31.41**
Unit rights exercised	**(185)**	**19.50**
Unit rights cancelled	**(15)**	**25.05**
Outstanding at end of period	**1,097**	**26.33**
Unit rights exercisable at period end	**235**	**23.49**

7. INCOME TAXES

In the second quarter, the new Federal Government budget eliminated the large corporation tax effective for 2006 and accordingly, amounts previously recorded for 2006 have been reversed.

The future income tax provision for the nine months ended September 30, 2006 includes a recovery of $6.01 million relating to a reduction in future federal and provincial income tax rates substantively enacted and recorded during the second quarter and includes the impact of certain tax balance adjustments.

On October 31, 2006, the Federal Government announced tax proposals pertaining to taxation of distributions paid by trusts and the personal tax treatment of trust distributions. Currently, the Trust does not pay tax on distributions as tax is paid by the unitholders. If enacted, the proposals would result in taxation of distributions at the Trust level at a rate of 31.5 percent effective January 1, 2011. As the proposals are not yet enacted, there was no impact on the results of the Trust for the period ended September 30, 2006. The Trust is currently assessing the proposals and the potential implications to the Trust.

8. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS

Basic per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. Diluted per unit amounts also include exchangeable shares using the "if-converted" method.

	Three Months Ended September 30,		Nine Months Ended September 30,	
(thousand units)	**2006**	2005	**2006**	2005
Basic	**16,666**	16,141	**16,551**	15,906
Diluted	**19,424**	19,024	**19,236**	18,852

9. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three Months Ended September 30,		Nine Months Ended September 30,	
($ thousand)	**2006**	2005	**2006**	2005
Petroleum and Natural Gas Revenue				
Canada	**31,093**	36,348	**98,264**	96,978
United States	**6,841**	6,120	**19,277**	15,482
Total	**37,934**	42,468	**117,541**	112,460
Net Capital Expenditures				
Canada	**17,875**	12,997	**38,862**	33,639
United States	**1,110**	911	**4,094**	1,919
Total	**18,985**	13,908	**42,956**	35,558

($ thousand)	**September 30, 2006**	December 31, 2005
Property and Equipment, net		
Canada	**237,174**	221,664
United States	**33,968**	31,651
Total	**271,142**	253,315

10. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30,		Nine Months Ended September 30,	
($ thousand)	**2006**	2005	**2006**	2005
Cash interest paid	**360**	320	**1,063**	711
Cash taxes (refunded)/paid	**(175)**	656	**551**	1,520

11. RISK MANAGEMENT CONTRACTS

The Trust is a party to certain financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for risk management purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices. The Trust has outstanding contracts at September 30, 2006 as follows:

Financial Contracts at September 30, 2006:	**Rate**	**Weighted Average Price**	**Range of Terms**	**Fair Market Value Gain/(Loss) ($ thousand)**
Oil swaps	600 bbl/d	$54.55 US/bbl	Oct. 1/06–Dec. 31/06	(604)
	100 bbl/d	$71.50 US/bbl	Oct. 1/06–Dec. 31/07	214
	500 bbl/d	$67.33 US/bbl	Jan. 1/07–Jun. 30/07	8
	400 bbl/d	$73.01 US/bbl	Jan. 1/07–Dec. 31/07	810
	500 bbl/d	$72.10 US/bbl	Jul. 1/07–Dec. 31/07	335
Oil collars	200 bbl/d	$52.00 US/bbl Put $78.95 US/bbl Call	Oct. 1/06–Dec. 31/06	-
	200 bbl/d	$55.00 US/bbl Put $78.05 US/bbl Call	Oct. 1/06–Dec. 31/06	-
Natural gas swaps	4,000 gj/d	$9.31/gj	Oct. 1/06–Oct. 31/06	638
	3,000 gj/d	$9.13/gj	Nov. 1/06–Mar. 31/07	1,106
	4,000 gj/d	$8.47/gj	Apr. 1/07–Oct. 31/07	1,487
Natural gas collars	1,000 gj/d	$9.50/gj Put $12.50/gj Call	Nov. 1/06–Mar. 31/07	424
	1,000 gj/d	$10.50/gj Put $13.18/gj Call	Nov. 1/06–Mar. 31/07	575
Net Fair Market Value, Financial Contracts				**4,993**

Physical Contracts at September 30, 2006:	**Rate**	**Weighted Average Price**	**Range of Terms**	**Fair Market Value Gain/(Loss) ($ thousand)**
Natural gas fixed price	4,000 gj/d	$7.91/gj	Oct. 1/06–Oct. 31/06	466
	2,000 gj/d	$9.23/gj	Nov. 1/06–Mar. 31/07	766
	1,000 gj/d	$7.88/gj	Apr. 1/07–Oct. 31/07	246
Natural gas collars	1,000 gj/d	$8.50/gj Put $12.85/gj Call	Nov. 1/06–Mar. 31/07	273
	1,000 gj/d	$9.50/gj Put $13.50/gj Call	Nov. 1/06–Mar. 31/07	424
Total Fair Market Value, Physical Contracts				**2,175**

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps and collars are settled against the AECO pricing index.

For financial risk management contracts, the Trust considers these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly any unrealized gains or losses are recorded based on the fair value (mark-to-market) of the contracts at the period end. The unrealized gain for the first nine months of 2006 was $8.75 million and the unrealized loss for the first nine months of 2005 was $8.65 million.

Contracts settled by way of physical delivery are recognized as part of the normal revenue stream. These instruments have no book values recorded in the interim consolidated financial statements.

12. COMMITMENTS

In the second quarter of 2006, Zargon renewed and expanded its office lease for six years until July 31, 2012. Payments required under this new office lease are as follows: remainder of 2006 – $0.16 million; 2007 – $0.73 million; 2008 – $0.85 million; 2009 – $0.85 million; 2010 – $0.85 million; thereafter – $1.34 million. There have been no other significant changes in Zargon's commitments from those previously disclosed in the 2005 annual report.

13. ACCUMULATED CASH DISTRIBUTIONS

During the nine month period, the Trust declared cash distributions to the unitholders in the aggregate amount of $26.85 million (2005 – $20.78 million) in accordance with the following schedule:

2006 Distributions	Record Date	Distribution Date	Per Trust Unit
January	January 31, 2006	February 15, 2006	$0.18
February	February 28, 2006	March 15, 2006	$0.18
March	March 31, 2006	April 17, 2006	$0.18
April	April 30, 2006	May 15, 2006	$0.18
May	May 31, 2006	June 15, 2006	$0.18
June	June 30, 2006	July 17, 2006	$0.18
July	July 31, 2006	August 15, 2006	$0.18
August	August 31, 2006	September 15, 2006	$0.18
September	September 30, 2006	October 16, 2006	$0.18

For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

CORPORATE INFORMATION

Board of Directors

Craig H. Hansen
Calgary, Alberta

K. James Harrison (3) (4)
Oakville, Ontario

Kyle D. Kitagawa (1) (2)
Calgary, Alberta

James J. Lawson (1) (3)
Oakville, Ontario

John O. McCutcheon
Chairman of the Board
Vancouver, British Columbia

Jim Peplinski (2) (4)
Calgary, Alberta

J. Graham Weir (1) (2)
Calgary, Alberta

Grant A. Zawalsky (3) (4)
Calgary, Alberta

1 Audit Committee
2 Reserves Committee
3 Governance and Nominating Committee
4 Compensation Committee

Officers

Craig H. Hansen
President and Chief Executive Officer

Henry J. Baird
Vice President, Exploitation

Brent C. Heagy
Vice President, Finance and
Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

Stock Exchange Listing

The Toronto Stock Exchange

Zargon Energy Trust
Trust Units
Trading Symbol: ZAR.UN

Zargon Oil & Gas Ltd.
Exchangeable Shares
Trading Symbol: ZOG.B

Transfer Agent

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Head Office

700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Telephone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

Website

www.zargon.ca